Exhibit 99.13

CONSENT OF EXPERT
March 31, 2022
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Stephen Juras, do hereby consent to the filing of the written disclosure regarding the “Technical Report, Kışladağ Gold Mine, Turkey”, effective January 17, 2020 and the use of my name in (i) the Annual Information Form for the year ended December 31, 2021 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2021 (the “Form 40-F”), and any amendments thereto, and (ii) any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Stephen Juras
Stephen Juras, Ph.D.

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